June 17, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kristin Lockhead, Esq.

Re:	Jupiter Wellness Inc. F/KA CBD Brands, Inc.
Registration Statement on Form S-1
CIK No. 0001760903

Ladies and Gentlemen:

On behalf of Jupiter Wellness, Inc., we are today filing the Registration Statement on Form S-1 as a live filing. As part of the filing, we have updated, through March 31, 2020, the Company’s financial statements and related information. We have also made certain modifications to the deal structure and changed underwriters. If you have any questions or if there is any information that you need please do not hesitate to contact the undersigned at (516) 459-8161.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Arthur Marcus